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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marv Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7th Avenue, Suite 609
(No. and Street)

New York	NY	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virupaksha Raparthi — 212 244-7563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Virupaksha Raparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marv Capital, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Officer/Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HARSHANE S ROY
Notary Public - State of New York
NO. 01RO6351265
Qualified In Nassau County
My Commission Expires Oct.1, 2022

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Marv Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marv Capital, Inc. as of December 31 ,2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marv Capital, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marv Capital, Inc.'s management. Our responsibility is to express an opinion on Marv Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marv Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Marv Capital, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

March 15, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Marv Capital, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 167,208
Clearing broker deposit	150,758
Accounts receivable	30,769
Due from clearing firm	72,059
Interest receivable	240
Marketable securities	61,794
Furniture and equipment, net of accumulated depreciation	620
Payroll tax refund due	9,016
Prepaid expenses	2,586
Deposits	16,000
Total Assets	$ 511,050

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,124
Payroll liabilities	12,879
Due to clearing broker	3,035
Total Liabilities	22,038
Shareholders' Equity	
Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding	586,574
Paid-in capital	710,602
Retained earnings (deficit)	(808,164)
Total Shareholders' Equity	489,012
Total Liabilities and Shareholders' Equity	$ 511,050

See accompanying notes to financial statements

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Marv Capital, Inc. (the "Company") was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company does not hold customers' funds or securities. Its principal business activity during the year was investment banking (corporate finance fees) and brokerage commissions. The Company was sold in March of 2010 and changed its name from Marino Capital Partners, Inc. to Marv Capital, Inc. The Company's principal office is in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results of reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 2 – Significant Accounting Policies (continued)

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Fees Earned (Investment Banking Fees; M&A Advisory) includes the following:

Fee Income –fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue:

Fees earned	$830,769
Received	(800,000)
Receivable	$ 30,769

Trading gains – result of gains on sale of securities owned by the Company and is recorded as revenue on a trade date basis.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Accumulated depreciation at December 31, 2018 was $3,442.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

Assets	Level 1	Level 2	Level 3
Marketable securities:			
Federal Obligations	$ -	$ 21,913	$ -
Corporate Obligations	-	39,881	-
Total	$ -	$ 61,794	$ -

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ -	$3,035

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2018

Note 4a – Accounts Receivable

Management believes that the $30,769 accounts receivable at December 31, 2018 is fully collectible therefore no allowance for uncollectible was made.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Related Party Transactions

Marv Investment Management Corporation, a related entity, assesses consulting fees to the Company pursuant to a written agreement. For the year ended December 31, 2018, the consulting fees totaled $67,000.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2018, the Company had net capital of $405,280, which was $305,280 in excess of its required net capital requirement of $100,000. The Company's aggregate indebtedness, $22,038, to net capital was .05 to 1.

Note 8 – Income Taxes

The Company files its corporate income tax returns on an accrual basis. For federal income tax purposes, there are net operation loss (NOLs) of approximately $84,000 expiring in the year 2041. Management believes that it is more likely than not that the benefit from this NOL carryforward will not be realized. Consequently a valuation allowance of 100% was applied against the deferred tax asset related to the NOL carryforward. Provision for income taxes for the year consists of the following:

Federal	$ 0
State	3,630
Total income tax expense	$ 3,630

Note 9 – Leases

The Company rents office space on a month to month basis. However due to litigation rent expense for the year ended December 31, 2018 was $0 and prior year rentals accrued were reversed during the year

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2018

Note 10 – Legal Matters

The owners of the Company are plaintiffs in two disputes with unrelated parties. One of the disputes was settled in favor of the Company (see note 9). Based upon counsel and management's opinion, the outcomes of such matters are not expected to have a material adverse effect on the financial position or changes in net assets of the Company.

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through March 15, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.